January 26, 2011 By EDGAR Transmission Securities and Exchange Commission Division of Corporate Finance 100 F Street, NE Washington, DC 20549

Attention:	Jeffrey P. Riedler, Assistant Director

Dan Greenspan, Special Counsel

Rose Zukin, Staff Attorney

Re:	Achillion Pharmaceuticals, Inc. (File No. 001-33095)

Form 10-K for Fiscal Year Ended December 31, 2009

Ladies and Gentlemen:

On behalf of Achillion Pharmaceuticals, Inc. (“Achillion” or the “Company”), this letter is submitted in response to comments contained in a letter dated January 12, 2011 (the “Letter”) from Jeffrey Riedler of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), to Michael Kishbauch, Chief Executive Officer of Achillion. The responses contained herein are based upon information provided to Wilmer Cutler Pickering Hale and Dorr LLP by the Company. The responses are keyed to the number of comments in the Letter and to the headings used in the Letter.

Form 10-K for Fiscal Year Ended December 31, 2009

Item 1. Business

Intellectual Property, page 17

1.	We note your response to Comment 1 and reissue the comment in part. Please expand your proposed disclosure to be included in your next Form 10-K to identify the non-U.S. jurisdictions in which your material patents were granted.

January 26, 2011

Response:

The Company advises the Staff that it currently has 250 patents and patents applications in 51 countries. Because of the breadth of the Company’s patent portfolio, the Company believes a description of every non-US jurisdiction would prove unwieldy. In order to provide information about the US and non-US patents issued and pending, the Company proposes the following addition to its intellectual property disclosure, beginning with its 2010 Annual Report on Form 10-K:

Intellectual Property

Our strategy is to pursue patents, developed internally and licensed from third parties, and other means to otherwise protect our technology, inventions and improvements that are commercially important to the development of our business. We also rely on trade secrets that may be important to the development of our business.

Our success will depend significantly on our ability to:

•	obtain and maintain patent and other proprietary protection for the technology, inventions and improvements we consider important to our business;

•	defend and enforce our patents;

•	preserve the confidentiality of our trade secrets; and

•	operate without infringing the patents and proprietary rights of third parties.

We hold issued patents and pending patent applications in the United States, and in foreign countries we deem appropriate, covering intellectual property developed as part of our research and development programs.

Our hepatitis C patent portfolio currently includes the following:

	Issued Patents	Provisional Patent Applications	Pending Non- Provisional Applications	Pending PCT Applications
U.S.	2	—	5	—
Foreign	23	—	76	4

These patents and patent applications, if issued, will expire between 2023 and 2030. The patent applications contain claims directed to compounds, methods of use, processes for synthesis, mechanism of action, and research assays. Our HCV patents and patent applications are filed in 29 different countries, with the majority of them in Australia, Brazil, Canada, China, Europe, Japan, New Zealand and the United States.

In connection with our November 2004 collaboration with Gilead, we granted a worldwide exclusive license to Gilead for past, present and future patents, patent applications and patent filings with claims directed to our first NS4A antagonists and chemically related compounds, any additional compounds which inhibit HCV via a mechanism similar to that of NS4A antagonism and intellectual property relating to the mechanism of action. Gilead has a right to present and discuss with us its capabilities to participate in the development and commercialization of new HCV compounds.

January 26, 2011

In addition, we have obtained non-exclusive licenses to HCV drug discovery patents and patent applications owned by Chiron, a Novartis business unit, Apath, L.L.C., and ReBlikon, GmbH.

Our antibacterial patent portfolio currently includes the following:

	Issued Patents	Provisional Patent Applications	Pending Non- Provisional Applications	Pending PCT Applications
U.S.	6	3	14	—
Foreign	27	—	23	1

These patents and patent applications, if issued, will expire between 2024 and 2030. The patent applications contain claims directed to compounds, methods of use, processes for synthesis and mechanism of action. Our antibacterial patents and patent applications are filed in 39 different countries, with the majority of them in Australia, Canada, Hong Kong, Japan, South Korea, New Zealand and the United States.

Our HIV patent portfolio currently includes the following:

	Issued Patents	Provisional Patent Applications	Pending Non- Provisional Applications	Pending PCT Applications
U.S.	8	—	3	—
Foreign	30	—	25	—

We either own or hold exclusive worldwide sublicenses from Vion Pharmaceuticals of patents owned by Yale University or exclusive worldwide licenses from Emory University to these patents and patent applications. The patents and patent applications, if issued, will expire between 2014 and 2027. The issued U.S. patents contain claims directed to elvucitabine chemical compound, method of use, synthesis, and formulation. Our HIV patents and patent applications are filed in 34 different countries with the majority of them in Australia, Brazil, Canada, Europe, India, Japan and the United States.

January 26, 2011

We rely on trade secrets to protect our technology, especially where we do not believe patent protection is appropriate or obtainable. However, trade secrets are difficult to protect. In order to protect our proprietary technology and processes, we also rely in part on confidentiality and intellectual property assignment agreements with our corporate partners, employees, consultants, outside scientific collaborators and sponsored researchers and other advisors.

We are party to a number of licenses that give us rights to third-party intellectual property that is necessary or useful for our business. In particular, we have obtained a sublicense from Vion Pharmaceuticals and a license from Emory University with respect to elvucitabine. We may enter into additional licenses for third-party intellectual property in the future. Our success will depend in part on the ability of our licensors to obtain, maintain and enforce patent protection for their intellectual property, in particular, those patents to which we have secured exclusive rights.

*    *    *

In connection with this response, Achillion has authorized us to acknowledge to you, on its behalf, that:

•	Achillion is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	Achillion may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please telephone the undersigned of this Firm at (781) 966-2005 with any questions concerning this letter. Please indicate receipt hereof by stamping the enclosed copy of this letter and returning it in the envelope provided.

Very truly yours,

/s/ Susan L. Mazur

Susan L. Mazur

cc:	Michael Kishbauch, Achillion Pharmaceuticals, Inc.